3Q 2023 Results

LATAM REPORTED ADJ. OPERATING MARGIN OF 13.4% AND US$3,056 MILLION IN REVENUE IN Q3, REACHING NET INCOME OF US$499 MILLION IN THE FIRST NINE MONTHS OF 2023

Santiago, Chile, October 30, 2023 – LATAM Airlines Group S.A.. (SSE: LTM) announced today its consolidated financial results for the third quarter ending September 30, 2023. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 4.8 per USD.

HIGHLIGHTS

During the third quarter of 2023, LATAM’s total revenues reached US$3.1 billion for the first time in it's history increasing 18.1% compared to the same period of last year, mainly explained by the recovery of the group’s passenger operations. Capacity in the quarter (measured in ASK) increased by 15.2% compared to the same period of 2022. LATAM reported an adjusted operating income of US$409 million and an adjusted operating margin of 13.4%, alongside a net income attributable to the owners of the company of US$232 million. The liquidity and leverage position improved on a quarter-over-quarter basis, resulting in adjusted net leverage of 2.1x and liquidity of US$2.7 billion.

●During the third quarter, the group’s consolidated operations (measured in ASKs) increased 15.2% compared to the same quarter of 2022 (93.3% of 2019). International operations (long haul and regional operations of various affiliates), increased 29.2% compared to 2022 (86.8% of 2019 levels). LATAM Airlines Brazil's domestic operations increased 1.3% compared to 2022 (107.3% of 2019), while the domestic operations from Spanish-speaking countries affiliates (based in Colombia, Chile, Peru and Ecuador), increased in total 9.5% compared to last year (91.4% of 2019). In particular, LATAM Airlines Colombia increased its domestic capacity by 28.8% vs 1Q23.

●Total operating revenues amounted to US$3,056 million (+18.1% vs 2022). Passenger revenues increased 25.6%, explained by the strong passenger demand environment and the recovery of international operations, while cargo revenues decreased 20.2%. Adjusted operating expenses amounted to US$2,647 million during the quarter (+6.3% vs 2022). Solid passenger demand and the decrease in jet fuel prices versus the previous year, despite softer cargo demand, enabled LATAM to achieve an adjusted operating margin of 13.4% for the quarter. Adjusted EBITDAR amounted to US$726 million during the quarter.

●LATAM reported a net income attributable to the owners of the company of US$232 million in the period, driven by higher passenger revenues during the quarter. For the year-to-date period, LATAM recorded a net income attributable to the owners of the company of US$499 million.

●During the quarter, passenger CASK ex fuel was US$4.3 cents, posting a 1.6% increase vs the second quarter of the year.

●S&P upgraded LATAM's corporate rating to B with a positive outlook, while Moody's upgraded LATAM's rating to B1 with a stable outlook. Additionally, FTSE (Financial Times Stock Exchange) announced that LATAM has been included in its Global Equity Index as of September 15, 2023.

3Q 2023 Results

MANAGEMENT COMMENTS THIRD QUARTER 2023

On November 3, 2023, it will be one year since LATAM and certain of its affiliates successfully emerged from Chapter 11 proceedings. In this regard, we have seen the exceptional resilience of the group and all of its employees. The results of these twelve months are a reflection of LATAM group's value proposition, unique cost structure, healthy financial situation, and leadership, both regionally and globally. In that context, LATAM reported strong third quarter results and reaffirms its updated full year guidance, likely reaching the better end of the ranges.

During the third quarter, LATAM posted total revenues of US$3.1 billion, leading to a solid adjusted operating margin of 13.4%. In addition, during this period, LATAM recorded a year-to-date adjusted EBITDAR of US$1,858 million. These results are mainly explained by efficient cost structure and the renegotiation of fleet contracts during the reorganization process, in addition to the healthy demand that remains stable, the recovery of domestic markets and the increased recovery of international operations.

Furthermore, LATAM's capital structure remains unparalleled in the region. As of the third quarter close, it reported another quarter-over-quarter improvement in its liquidity position, generating US$104 million in cash and increasing liquidity to US$2.7 billion (US$1.6 billion in cash and equivalents and US$1.1 billion in revolving credit facilities). It's adjusted net leverage (net debt/ adj. EBITDAR) decreased to a record 2.1x, and it's debt maturity profile is healthy, with no significant maturities until 2027.
“We are very proud of the financial performance that the group has shown during this third quarter and throughout the year, which has been progressively improving thanks to systematic work toward a long-term vision. At the end of this quarter, the group reported a record result in revenues following the consistent recovery in passenger air transportation. In turn, the capital structure of LATAM Airlines Group S.A continues to be incomparable in the region, in terms of liquidity and leverage, which, added to the unmatched connectivity that LATAM group offers at a regional level, demonstrates that it is on the right path", said Ramiro Alfonsín, CFO of LATAM.

LATAM group is pleased to announce that it has been a year since it implemented the Joint Venture with Delta Air Lines. During this year LATAM group and Delta have operated 15,000 flights on more than 20 routes between North and South America within the scope of the JVA and 3 million customers benefited from this joint venture.

Furthermore, LATAM group's network has continued to expand with LATAM Airlines Peru's launch of direct flights between Lima and London (Heathrow) as of December 1, 2023, in addition to the Sao Paulo - Johannesburg route operated by LATAM Airlines Brazil and the Santiago - Melbourne operated by LATAM Airlines Group route that were resumed during the quarter. Aside from these announcements, daily flights to Easter Island were resumed by LATAM Airlines Group from Santiago, Chile, after three years of reduced frequencies due to the pandemic.

During the third quarter, LATAM received its first Airbus A321Neo, using 49% of sustainable aviation fuel (SAF) for the delivery flight from Hamburg. The group placed a new order for 13 additional A321Neo aircraft, totaling 76 A321Neo which are part of a total of 111 Airbus A320 family aircraft order.

Regarding our progress in sustainability projects, during the third quarter of the year, LATAM and Airbus launched the start of a joint study on Global Change Science and Policy, together with the Massachusetts Institute of Technology (MIT), which seeks the deployment of sustainable aviation fuels (SAF). This is one of many actions LATAM is taking to reduce the impact of the carbon footprint of the aviation industry. Additionally, with just one quarter to close 2023, the group has reduced single-use plastics by 93%.

Finally, LATAM is very pleased to be the official airline group of the Pan American and Parapan American Games Santiago 2023, as well as sponsors of Team Chile. During the third quarter LATAM presented the official aircraft of the Santiago's games. LATAM is very delighted to be able to put our connectivity at the service of thousands of athletes from more than 40 countries, enhancing our commitment to connect Latin America with the world.

3Q 2023 Results

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2023 RESULTS

LATAM reported total operating revenues of US$3,056 million in the third quarter, an increase of 18.1% compared to the same period of 2022, explained by a 25.6% increase in passenger revenues. The group's operations, measured in ASK, increased 15.2% and passenger yields increased by 6.0%. Cargo revenues reached US$329 million during the quarter. Passenger and cargo revenues accounted for 88% and 11% of total operating revenues, respectively, for the third quarter of 2023.

During the first nine months of the year, total revenues reached US$8,538 million, an increase of 26.1% explained by a 37.8% increase in passenger revenues. Cargo revenues amounted to US$1,062 million year-to-date. Passenger and cargo revenues accounted for 86% and 12% of total operating revenues, respectively.

Passenger revenues amounted to US$2,696 million in the third quarter, increasing 25.6% versus the same period of 2022, explained by an increase of 15.2% in operations, especially driven by the continued recovery of international operations that increased by 29.2% versus 3Q22. In the third quarter, the group's RASK reached US$7.6 cents, showing an increase of 9.1% compared to the same period of last year explained by the strong demand and yields environment. During the period, passenger demand (measured in RPKs) increased 18.5% and passenger yields grew 6.0% versus 2022. During the quarter, LATAM group reached a solid consolidated load factor of 85.3% (+2.4 p.p. vs 2022).

Cargo revenues decreased 20.2% compared to the third quarter of 2022, reaching US$329 million, explained by the softening of cargo yields due to increased capacity and decreased south-bound demand to South America. Despite the above, cargo revenues compared to the same period of 2019 outperformed it by 30.7%. Year to date, cargo revenues amounted to US$1,062 million. Cargo yields were US$37.0 cents per RTK, and despite the structural softening of the business, were still situated 25.5% over 2019 levels.

Other income amounted to US$32 million, increasing 8.0% versus the previous year, partially explained by an increase of LATAM Pass revenues, as well as LATAM Travel revenues.

Total adjusted operating expenses were US$2,647 million, increasing 6.3% versus the previous year, mainly explained by the increase in passenger operations and in particular, international operations. Average fuel price (excluding hedges) during the quarter decreased 23.7% versus the previous year. The group reported a passenger CASK ex-fuel of US$4.3 cents, posting a 8.3% increase compared to the same quarter of 2022, and a 1.6% increase vs the second quarter of the year.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits increased 35.5% versus the same period of 2022, explained by an 11.3% increase in the average headcount of the group (pilots and cabin crew headcount increased 16.5% vs the previous year), an increase in wages and benefits cost due to inflation-linked salary variations and currency appreciations (Chilean peso 8%, Brazilian real 7%). Additionally, the 15.2% increase in operations also resulted in an increase in variable remuneration of operational personnel.

•Aircraft fuel costs decreased 14.6% compared to the third quarter of 2022, explained by the decrease in jet fuel prices, despite the increase in fuel consumption in line with the recovery of operations. During the quarter, average fuel price (excluding hedges) noted a 23.7% decrease versus the same period of 2022. LATAM recognized a gain of US$17.7 million related to hedging contracts, which compares to a gain of US$3.9 million during the same period of 2022.

•Commissions to agents increased 67.3% versus 2022, associated with the increase in sales and operations, in particular the recovery of the international segment, and a one off due to a backend accounting reclassification.

•Depreciation and amortization increased 4.5% versus 2022, mainly explained by fleet arrival, including the arrival of four Boeing 787-9, one Airbus A321Neo and three Airbus A320Neo.

•Other rental and landing fees increased 15.4% versus 2022, in line with the increased operation and the recovery of the international segment.

3Q 2023 Results

•Passenger services expenses totaled US$64 million, increasing 32.7% versus the same period of 2022, explained by the recovery in international operations and the resumption of onboard catering services this year, compared to the previous year in which there were still certain COVID-19 related restrictions in place.

•Aircraft rentals expenses, which correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$22 million, representing a 32.6% decrease versus 3Q22 since there are currently less aircraft with PBH contracts. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures. PBH contracts will continue to be in place in 2023 as certain wide-body fleet contracts remain in effect until 2024.

•Aircraft maintenance expenses totaled US$138 million, corresponding to a 0.7% decrease versus 2022, in line with 3Q22 and offset by higher maintenance expenses during 2022 due to the catch up of maintenance tasks and the preparation of engines to anticipate the ramp up of operations.
•Other operating expenses increased 42.3% compared to 2022 and amounted to US$355 million, partially explained by the increase in operations. Additionally, during 2022 there were certain accounting reversals associated with bad debt provisions, portfolio regularization, plus additional banking tax and legal costs that affect the base of comparison.

Non-operating results

•Interest income amounted to US$33 million in the quarter, representing a US$8 million increase from the same period of 2022. This was explained by the increase in cash levels and interest rates.

•Interest expense decreased 27.4% versus 2022, to US$174 million during the quarter, mainly due to the significant reduction in the group’s financial debt after LATAM's exit from Chapter 11.

•Other income (expense), registered a US$3 million expense during the quarter versus US$223 million expense during 3Q22. This large variation is mostly a product of the expenses registered in 3Q22 associated with the reorganization process for US$182.3 million.

•Net income attributable to the owners of the parent company during the quarter was US$232 million and US$499 for the first nine months of the year.

3Q 2023 Results

LIQUIDITY AND FINANCING

In the third quarter, LATAM generated US$104 million in cash, increasing liquidity to US$2.7 billion, comprised by US$1.6 billion in cash and cash equivalents, in addition to US$1.1 billion in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months reached 24.2%.

LATAM registered a financial debt of US$4.1 billion, while gross debt (financial debt and lease liabilities) was US$6.7 billion and posted a net financial debt of US$5.0 billion. At the end of the period, LATAM reported adjusted net leverage of 2.1x, demonstrating the strong capital structure of the group after the reorganization process, and the operational robustness of LATAM.

With respect to LATAM’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of September 30, 2023, are shown in the table below:

	4Q23	1Q24	2Q24	3Q24
Hedge positions
Estimated Fuel consumption hedged	35%	25%	12%	5%

3Q 2023 Results

LATAM FLEET PLAN

LATAM group’s fleet is composed of 245 Airbus narrow-body aircraft, 58 Boeing wide-body aircraft and 18 Boeing cargo freighters, totaling 321 aircraft. During the third quarter, the group received four Boeing 787-9, one Airbus A321Neo, three Airbus A320Neo and three Airbus A320 aircraft. For a breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report. As of the date of publication, LATAM has fleet commitment agreements with Airbus for new aircraft and additionally has signed several contracts with lessors to receive both narrow- body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. These newer aircraft will allow LATAM to renew and expand its fleet, reflecting LATAM’s commitment to a modern fleet and its long-term sustainability strategy toward carbon neutrality by 2050.

With regard to its cargo fleet as of the quarter end, the group had 18 cargo freighters and recently received its 19th freighter, expanding its fleet.

	As of end of year
Fleet Plan	2023	2024	2025
Passenger Aircraft
Narrow Body
Airbus Ceo Family	225	216	206
Airbus Neo Family	31	44	56
Total NB	256	260	262

Wide Body
Boeing 787	37	37	41
Other Boeing	21	19	19
Total WB	58	56	60

TOTAL	314	316	322

Cargo Aircraft
Boeing 767-300F	20	19	19
TOTAL	20	19	19
TOTAL FLEET	334	335	341

Note: This fleet plan considers LATAM group's committed arrivals and takes into account the group's current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be sold in 2024.

3Q 2023 Results

2023 GUIDANCE

LATAM is maintaining its previously updated guidance for 2023 expected results, as detailed below:

Guidance		Updated 2023E

ASK Growth vs 2022	International	35	% -	37%
	Brazil Domestic	8	% -	10%
	Spanish Speaking Countries Domestic	6	% -	8%
	TOTAL	20	% -	22%

ATK Growth vs 2022		16	% -	18%
Revenues (US$ billion)		11.3 -		11.6
CASK ex fuel (US$ cents)		4.8 -		4.9
Passenger CASK ex fuel[1] (US$ cents)		4.2 -		4.3
EBIT Margin		9	% -	10%
Adjusted EBIT Margin[2]		10	% -	11%
Adjusted EBITDAR[2] (US$ billion)		2.35 -		2.5
Liquidity[3] (US$ billion)		2.6 -		2.7
Financial Net Debt[4] (US$ billion)		5.7 -		5.8
Net Debt/Adjusted EBITDAR (x)		2.4x -		2.5x

Assumptions
Average exchange rate (BRL/USD)		4.8
Jet fuel price (US$/bbl)		100

Footnotes:
1) Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).
2) Adjusted EBIT Margin and Adjusted EBITDAR exclude non-recurring items and variable Aircraft Rental expenses (non-cash P&L effect).
3) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.
4) Financial Net Debt includes operating leases liabilities, financial leases and other financial debt excluding associated guarantees, net of Cash and Cash Equivalents.

3Q 2023 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM filed its financial statements for the period ended September 30, 2023 with the Comisión para el Mercado Financiero (CMF) of Chile on October 30, 2023.These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the third quarter 2023 financial results on Tuesday, October 31, 2023, at 9:00 am ET / 10:00 am Santiago.

Webcast Link: click here
Teleconference Link: click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 19 freighters.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquires, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Third Quarter 2023 (in thousands of US Dollars)

	For the three month period ended September 30
	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change
REVENUE
Passenger	2,695,572		2,695,572	2,145,387	25.6%
Cargo	328,949		328,949	412,452	(20.2%)
Other Income	31,944		31,944	29,580	8.0%
TOTAL OPERATING REVENUE	3,056,465		3,056,465	2,587,419	18.1%
EXPENSES
Wages and Benefits	(422,545)	13,210	(409,335)	(302,163)	35.5%
Aircraft Fuel	(948,301)		(948,301)	(1,110,177)	(14.6%)
Commissions to Agents	(78,352)		(78,352)	(46,821)	67.3%
Depreciation and Amortization	(316,961)		(316,961)	(303,444)	4.5%
Other Rental and Landing Fees	(337,113)		(337,113)	(292,139)	15.4%
Passenger Services	(64,349)		(64,349)	(48,500)	32.7%
Aircraft Rentals	(22,136)	22,136	—	—	n.m.
Aircraft Maintenance	(137,577)		(137,577)	(138,511)	(0.7%)
Other Operating Expenses	(355,346)		(355,346)	(249,687)	42.3%
TOTAL OPERATING EXPENSES	(2,682,680)	35,346	(2,647,334)	(2,491,442)	6.3%
OPERATING INCOME/(LOSS)	373,785	35,346	409,131	95,977	326.3%
Operating Margin	12.2%	1.2pp	13.4%	3.7%	9.7pp
Interest Income	32,671		32,671	24,263	34.7%
Interest Expense	(173,982)		(173,982)	(239,631)	(27.4%)
Adjusted Other Income (Expense)	(3,073)		(3,073)	(223,494)	(98.6%)
INCOME/(LOSS) BEFORE TAXES	229,401	35,346	264,747	(342,885)	n.m
Income Taxes	3,376		3,376	79,252	(95.7%)
NET INCOME/(LOSS)	232,777	35,346	268,123	(263,633)	n.m
Attributable to:
Owners of the parent	231,820	35,346	267,166	(263,114)	n.m
Non-controlling interest	957		957	(519)	n.m
NET INCOME/(LOSS) attributable to the owners of the parent	231,820	35,346	267,166	(263,114)	n.m
Net Margin attributable to the owners of the parent	7.6%	1.2pp	8.7%	(10.2%)	18.9pp
Effective Tax Rate	1.5%	(0.2)pp	1.3%	(23.1%)	24.4pp
EBITDA	690,746	35,346	726,092	399,421	81.8%
EBITDA Margin	22.6%	1.2pp	23.8%	15.4%	8.3pp
EBITDAR	712,882	13,210	726,092	399,421	81.8%
EBITDAR Margin	23.3%	0.4pp	23.8%	15.4%	8.3pp

Note: Adjustments in the quarter include LATAM's variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2022 period in order to be comparable and thus explaining any difference from previously reported figures.

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the nine-months period ended September (in thousands of US Dollars)

	For the nine month period ended September 30
	2023	Adjustments	2023 Adjusted	2022 Adjusted	Var. %
REVENUE
Passenger	7,367,476		7,367,476	5,345,011	37.8%
Cargo	1,061,564		1,061,564	1,305,979	(18.7%)
Other Income	108,947		108,947	121,546	(10.4%)
TOTAL OPERATING REVENUE	8,537,987		8,537,987	6,772,536	26.1%
EXPENSES
Wages and Benefits	(1,160,357)	40,777	(1,119,580)	(876,050)	27.8%
Aircraft Fuel	(2,858,583)		(2,858,583)	(2,809,655)	1.7%
Commissions to Agents	(179,279)		(179,279)	(117,332)	52.8%
Depreciation and Amortization	(882,420)		(882,420)	(879,148)	0.4%
Other Rental and Landing Fees	(953,399)		(953,399)	(772,014)	23.5%
Passenger Services	(192,884)		(192,884)	(118,811)	62.3%
Aircraft Rentals	(69,332)	69,332	—	—	n.m.
Aircraft Maintenance	(428,051)		(428,051)	(438,796)	(2.4%)
Other Operating Expenses	(948,348)		(948,348)	(845,612)	12.1%
TOTAL OPERATING EXPENSES	(7,672,653)	110,109	(7,562,544)	(6,857,417)	10.3%
OPERATING INCOME/(LOSS)	865,334	110,109	975,443	(84,881)	n.m
Operating Margin	10.1%	1.3pp	11.4%	(1.3%)	12.7pp
Interest Income	95,857		95,857	34,496	177.9%
Interest Expense	(510,759)		(510,759)	(705,451)	(27.6%)
Adjusted Other Income (Expense)	39,998		39,998	(358,237)	n.m
INCOME/(LOSS) BEFORE TAXES	490,430	110,109	600,539	(1,114,073)	n.m
Income Taxes	7,463		7,463	88,185	(91.5%)
NET INCOME/(LOSS)	497,893	110,109	608,002	(1,025,888)	n.m
Attributable to:
Owners of the parent	498,872	110,109	608,981	(1,023,102)	n.m
Non-controlling interest	(979)		(979)	(2,786)	(64.9%)
NET INCOME/(LOSS) attributable to the owners of the parent	498,872	110,109	608,981	(1,023,102)	n.m
Net Margin attributable to the owners of the parent	5.8%	1.3pp	7.1%	(15.1%)	22.2pp
Effective Tax Rate	1.5%	(0.3)pp	1.2%	(7.9%)	9.2pp
EBITDA	1,747,754	110,109	1,857,863	794,267	133.9%
EBITDA Margin	20.5%	1.3pp	21.8%	11.7%	10.0pp
EBITDAR	1,817,086	40,777	1,857,863	794,267	133.9%
EBITDAR Margin	21.3%	0.5pp	21.8%	11.7%	10.0pp

Note: Adjustments in the quarter include LATAM's variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2022 period in order to be comparable and thus explaining any difference from previously reported figures.

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended September 30			For the nine month period ended September 30
	2023	2022	% Change	2023	2022	% Change

System
Costs per ASK (US Cent)	7.6	8.2	(7.7%)	7.6	8.6	(11.2%)
Costs per ASK ex fuel (US Cents)	4.9	4.6	6.5%	4.8	5.2	(7.2%)
Passenger CASK ex fuel (US$ cents)	4.3	4.0	8.3%	4.2	4.4	(4.8%)
Fuel Gallons Consumed (millions)	306.0	270.1	13.3%	875.7	733.5	19.4%
Fuel Gallons Consumed per 1,000 ASKs	8.7	8.8	(1.6%)	8.7	9.0	(2.8%)
Fuel Price (with hedge) (US$ per gallon)	3.09	4.11	(24.8%)	3.26	3.83	(14.9%)
Fuel Price (without hedge) (US$ per gallon)	3.15	4.13	(23.7%)	3.26	3.85	(15.3%)
Average Trip Length (km)	1,241	1,235	0.5%	1,245	1,230	1.2%
Total Number of Employees (average)	34,626	31,011	11.7%	33,338	30,428	9.6%
Total Number of Employees (end of the period)	34,888	31,354	11.3%	34,888	31,354	11.3%

Passenger
ASKs (millions)	35,322	30,674	15.2%	100,535	81,880	22.8%
RPKs (millions)	30,141	25,426	18.5%	82,778	66,575	24.3%
Passengers Transported (thousands)	19,734	16,989	16.2%	53,815	45,313	18.8%
Load Factor (based on ASKs) %	85.3%	82.9%	2.4pp	82.3%	81.3%	1.0pp
Yield based on RPKs (US Cents)	8.9	8.4	6.0%	8.9	8.0	10.9%
Revenues per ASK (US cents)	7.6	7.0	9.1%	7.3	6.5	12.3%

Cargo
ATKs (millions)	1,781	1,624	9.6%	5,245	4,514	16.2%
RTKs (millions)	889	897	(0.9%)	2,679	2,580	3.9%
Tons Transported (thousands)	230	227	1.4%	684	661	3.5%
Load Factor (based on ATKs) %	49.9%	55.2%	-5.3pp	51.1%	57.2%	-6.1pp
Yield based on RTKs (US Cents)	37.0	46.0	(19.5%)	39.6	50.6	(21.7%)
Revenues per ATK (US Cents)	18.5	25.4	(27.3%)	20.2	28.9	(30.1%)

1) Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30	As of December 31
	2023	2022

Assets
Cash and cash equivalents	1,629,496	1,216,675
Other financial assets	225,409	503,515
Other non-financial assets	200,786	191,364
Trade and other accounts receivable	1,447,872	1,008,109
Accounts receivable from related entities	1,224	19,523
Inventories	551,980	477,789
Current tax assets	50,554	33,033
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,107,321	3,450,008

Non-current assets (or disposal groups) classified as held for sale	73,099	86,416

Total current assets	4,180,420	3,536,424

Other financial assets	33,980	15,517
Other non-financial assets	171,331	148,378
Accounts receivable	12,475	12,743
Intangible assets other than goodwill	1,135,181	1,080,386
Property, plant and equipment	8,745,451	8,411,661
Deferred tax assets	7,909	5,915
Total non-current assets	10,106,327	9,674,600
Total assets	14,286,747	13,211,024

Liabilities and shareholders' equity
Other financial liabilities	599,954	802,841
Trade and other accounts payables	1,773,097	1,627,992
Accounts payable to related entities	2,840	12
Other provisions	9,103	14,573
Current tax liabilities	1,240	1,026
Other non-financial liabilities	3,161,028	2,642,251
Total current liabilities	5,547,262	5,088,695

Other financial liabilities	6,075,138	5,979,039
Accounts payable	395,557	326,284
Other provisions	959,244	927,964
Deferred tax liabilities	360,962	344,625
Employee benefits	123,766	93,488
Other non-financial liabilities	395,020	420,208
Total non-current liabilities	8,309,687	8,091,608
Total liabilities	13,856,949	13,180,303

Share capital	5,003,534	13,298,486
Retained earnings/(losses)	406,339	(7,501,896)
Treasury Shares	—	(178)
Other equity	39	39
Other reserves	(4,972,483)	(5,754,173)
Parent’s ownership interest	437,429	42,278
Non-controlling interest	(7,631)	(11,557)
Total equity	429,798	30,721
Total liabilities and equity	14,286,747	13,211,024

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30,	As of September 30,
	2023	2022

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	9,721,455	7,536,252
Other cash receipts from operating activities	117,382	81,742

Payments for operating activities
Payments to suppliers for the supply goods and services	(7,067,817)	(6,109,188)
Payments to and on behalf of employees	(957,947)	(753,567)
Other payments for operating activities	(198,128)	(202,525)
Income taxes (paid)	(15,451)	(12,344)
Other cash inflows (outflows)	(41,231)	(83,289)

Net cash (outflow) inflow from operating activities	1,558,263	457,081

Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities	—	417
Other payments to acquire equity or debt instruments of other entities	—	(331)
Amounts raised from sale of property, plant and equipment	46,524	18,825
Purchases of property, plant and equipment	(429,271)	(462,127)
Purchases of intangible assets	(57,450)	(34,565)
Interest received	63,927	10,080
Other cash inflows (outflows)	38,278	6,300

Net cash (outflow) inflow from investing activities	(337,992)	(461,401)

Cash flows inflow (out flow) from investing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(23)	—
Amounts raised from short-term loans	—	2,779,476
Loans from Related Entities	—	234,363
Loans repayments	(284,470)	(1,951,178)
Payments of lease liabilities	(159,952)	(76,336)
Payments of loans to related entities	—	(728,903)
Interest paid	(383,169)	(293,554)
Other cash (outflows) inflows	(4,529)	(70,048)

Net cash inflow (outflow) from financing activities	(832,143)	(106,180)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	388,128	(110,500)
Effects of variation in the exchange rate on cash and cash equivalents	24,693	(39,152)
Net (decrease) increase in cash and cash equivalents	412,821	(149,652)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,216,675	1,046,835

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,629,496	897,183

3Q 2023 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended September 30	For the nine month period ended September 30

Adjusted EBITDAR	726,092	1,857,861
Income statement adjusted for special items	(13,210)	(40,777)
EBITDAR	712,882	1,817,084

Changes in working capital	(19,757)	17,459
Cash taxes	(3,924)	(15,451)
Operating lease payments	(125,436)	(342,272)
Interest Income	26,155	63,927
Adj. Operating cash flow	589,920	1,540,747

Maintenance Capex	(179,522)	(465,985)
Capex for growth & Fleet Capex Net of Financing	(145,716)	(244,907)
Adj. Investment cash flow	(325,238)	(710,892)

Adj. Unlevered FCF	264,682	829,855
Interest on financial debt	(50,221)	(213,024)
Interest on finance leases	(20,129)	(57,158)
Adj. Levered FCF	194,332	559,673

Finance lease amortization	(68,526)	(204,834)
Non-Fleet Financial debt net amortization	(2,750)	(8,685)
Statutory Dividends	—	—
Other (Incl. Asset Sale, Fx and others)	(18,788)	66,667
Adj. Financing & Others cash flow
Change in cash	104,268	412,821

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,525,228	1,216,675
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,629,496	1,629,496

Fleet Cash Cost	(208,030)	(586,781)

Notes:

1) Income Statement adjustments for special items in the period include provision of the Corporate Incentive Plan (“CIP”).
2) Operating leases includes variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance Capex primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as capex associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities)

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2023	2022

Total Assets	14,286,747	13,211,024
Total Liabilities	13,856,949	13,180,303
Total Equity*	429,798	30,721
Total Liabilities and Shareholders equity	14,286,747	13,211,024

Debt
Current and long term portion of loans from financial institutions**	3,121,546	3,162,865
Current and long term portion of obligations under capital leases	929,614	1,088,239
Total Financial Debt	4,051,160	4,251,104
Lease liabilities	2,623,914	2,216,454
Total Gross Debt	6,675,074	6,467,558
Cash, cash equivalents and liquid investments***	(1,629,496)	(1,216,675)
Total Net Debt	5,045,578	5,250,883

*Includes non-controlling interest.
**Excluding associated guarantees.
***Includes "Cash and cash equivalents".

LATAM Airlines Group S.A.
Main Financial Ratios

	As of September 30,	As of December 31,
	2023	2022

Cash, cash equivalents and liquid investments* as % of LTM revenues	14.4%	12.8%
Liquidity** as % of LTM revenues	24.2%	24.3%

Gross Debt (US$ thousands)	6,675,074	6,467,558
Gross Debt / EBITDAR (LTM)	2.9	5.1
Gross Debt / Adjusted EBITDAR (LTM)	2.8	4.9

Net Debt (US$ thousands)	5,045,578	5,250,883
Net Debt / EBITDAR (LTM)	2.2	4.2
Net Debt / Adjusted EBITDAR (LTM)	2.1	4.0

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of September 30, 2023, and December 31, 2022,it is calculated using the last months as of September 30, 2023 (US$2,377,974) and the full twelve months in 2022 (US$1,314,379).

*Includes "Cash and cash equivalents".
**Includes "Cash and cash equivalents" and Revolving Credit Facilities fully undrawn (two RCFs of US$600 million and US$500 million with maturities in 2025 and 2026, respectively, as of September 30, 2023).

3Q 2023 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of September 30, 2023
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	13	—	13
Boeing 777-300ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	23	25
Airbus A319-100	39	1	40
Airbus A320-200	88	47	135
Airbus A320-Neo	1	19	20
Airbus A321-200	19	30	49
Airbus A321-Neo	—	1	1
TOTAL	170	133	303

Cargo Aircraft
Boeing 767-300F	17	1	18
TOTAL	17	1	18

TOTAL FLEET	187	134	321

Note: This table includes 3 Boeing 767-300F, 1 Airbus A320 and 28 Airbus A319 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

3Q 2023 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended September 30					For the nine month period ended September 30
	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change

Cost of sales	(2,199,469)	22,136	(2,177,333)	(2,149,288)	1.3%	(6,386,833)	69,332	(6,317,501)	(5,776,433)	9.4%
(+) Distribution costs	(176,080)		(176,080)	(111,041)	58.6%	(423,978)		(423,978)	(312,622)	35.6%
(+) Administrative expenses	(164,642)	13,210	(151,432)	(138,170)	9.6%	(487,768)	40,777	(446,991)	(371,307)	20.4%
(+) Other expenses	(142,489)		(142,489)	(92,943)	53.3%	(374,074)		(374,074)	(397,056)	(5.8%)
TOTAL OPERATING EXPENSES	(2,682,680)	35,346	(2,647,334)	(2,491,441)	6.3%	(7,672,653)	110,109	(7,562,544)	(6,857,417)	10.3%

Income/(Loss) from operation activities	324,935	35,346	360,281	(90,321)	(498.9%)	795,360	110,109	905,469	(490,031)	(284.8%)
(-) Restructuring activities expenses	—		—	182,329	n.m.	—		—	385,769	n.m.
(-) Other gains/(losses)	48,850		48,850	3,969	1130.8%	69,974		69,974	19,380	261.1%
ADJUSTED OPERATING INCOME/(LOSS)	373,785	35,346	409,131	95,978	326.3%	865,334	110,109	975,443	(84,881)	(1249.2%)

(+) Restructuring activities expenses	—		—	(182,329)	n.m.	—		—	(385,769)	n.m.
(+) Other gains/(losses)	(48,850)		(48,850)	(3,969)	1130.8%	(69,974)		(69,974)	(19,380)	261.1%
(+) Foreign exchange gains/(losses)	41,353		41,353	(37,552)	(210.1%)	104,824		104,824	49,354	112.4%
(+) Result of indexation units	4,424		4,424	356	1142.7%	5,148		5,148	(2,442)	(310.8%)
Adjusted Other Income (Expense)	(3,073)		(3,073)	(223,494)	(98.6%)	39,998		39,998	(358,236)	(111.2%)

NET INCOME/(LOSS)	232,777	35,346	268,123	(263,633)	(201.7%)	497,893	110,109	608,002	(1,025,889)	(159.3%)
(-) Income Taxes	(3,376)		(3,376)	(79,252)	(95.7%)	(7,463)		(7,463)	(88,185)	(91.5%)
(-) Interest Expense	173,982		173,982	239,631	(27.4%)	510,759		510,759	705,451	(27.6%)
(-) Interest Income	(32,671)		(32,671)	(24,263)	34.7%	(95,857)		(95,857)	(34,496)	177.9%
(-) Depreciation and Amortization	316,961		316,961	303,444	4.5%	882,420		882,420	879,148	0.4%
(-) Adjusted Other Income (Expense)	3,073		3,073	223,494	(98.6%)	(39,998)		(39,998)	358,236	(111.2%)
EBITDA	690,746	35,346	726,092	399,421	81.8%	1,747,754	110,109	1,857,863	794,265	133.9%

NET INCOME/(LOSS)	232,777	35,346	268,123	(263,633)	(201.7%)	497,893	110,109	608,002	(1,025,889)	(159.3%)
(-) Income Taxes	(3,376)	—	(3,376)	(79,252)	(95.7%)	(7,463)	—	(7,463)	(88,185)	(91.5%)
(-) Interest Expense	173,982	—	173,982	239,631	(27.4%)	510,759	—	510,759	705,451	(27.6%)
(-) Interest Income	(32,671)	—	(32,671)	(24,263)	34.7%	(95,857)	—	(95,857)	(34,496)	177.9%
(-) Depreciation and Amortization	316,961	—	316,961	303,444	4.5%	882,420	—	882,420	879,148	0.4%
(-) Adjusted Other Income (Expense)	3,073	—	3,073	223,494	(98.6%)	(39,998)	—	(39,998)	358,236	(111.2%)
(-) Aircraft Rentals	22,136		—	—	-	69,332		—	—	-
EBITDAR	712,882	35,346	726,092	399,421	81.8%	1,817,086	110,109	1,857,863	794,265	133.9%